UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

PlanGraphics, Inc.	000-14273
(Full Name of Registrant)	(Commission File Number)

[ X ] Form 10-K	[___] Form 20-F	[___] Form 11-K	[___] Form 10-Q [___] Form N-SAR [___] Form N-CSR

For Period Ended: September 30, 2009

[___] Transition Report on Form 10-K

[___] Transition Report on Form 20-F

[___] Transition Report on Form 11-K

[___] Transition Report on Form 10-Q

[___] Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full Name of Registrant	PlanGraphics, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	16827 Livingston Road
City, State and Zip Code	Lutz, Florida 33559-7615

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The registrant is unable to file the annual report on Form 10-K for the fiscal year ended September 30, 2009 for the following reasons:

A. The registrant has had insufficient working capital to pay fees required by its independent auditor to commence the audit in a time frame that would have enabled the registrant to include audited financial statements in the report.

B. The registrant completed a merger on December 23, 2009 which requires an entire change in the description of its business, management and other items of disclosure required by Form 10-K.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Scott Moore	727	953-8585
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes	[___] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[___] Yes	[ X ] No

PlanGraphics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2009	By: /s/ Paul A. Henley
Paul A. Henley
Chief Executive Officer